Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

GALERA THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Galera Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), hereby certifies as follows:

1. This Certificate of Amendment amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 12, 2019 (the “Certificate of Incorporation”).

2. Article FOURTH of the Certificate of Incorporation is hereby amended to include a new Subsection 5 of Section A as follows:

5. Reverse Stock Split. Upon the filing and effectiveness of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, every two hundred (200) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time (as defined below) shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock without increasing or decreasing the par value of any share (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Stock Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on the OTCQB Market on the last trading day prior to the Effective Time (with such closing price proportionally adjusted to give effect to the Reverse Stock Split).

3. This amendment was duly adopted in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

5. The foregoing amendment shall be effective as of 11:59 p.m., Eastern Time, on July 12, 2026 (the “Effective Time”).

* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on this 9th day of July, 2026.

GALERA THERAPEUTICS, INC.

By:	/s/ J. Mel Sorensen
Name:	J. Mel Sorensen
Title:	President and Chief Executive Officer